Anheuser-Busch InBev nv/sa

Brouwerijplein 1

3000 Leuven

Belgium

T +32 16 27 61 11

F +32 16 50 61 11

Heather Clark and Andrew Blume,

        Office of Manufacturing,

                Division of Corporation Finance,

                         Securities and Exchange Commission,

                                 100 F Street, N.E.,

                                         Washington, D.C. 20549.

Re:	Anheuser-Busch InBev SA/NV Form 20-F for Fiscal Year Ended
December 31, 2020
File No. 001-37911

August 3, 2021

Dear Ms. Clark and Mr. Blume:

Thank you for your letter of July 6, 2021 to Mr. Fernando Tennenbaum of Anheuser-Busch InBev SA/NV (the “Company”) setting forth the Staff’s comments on the Company’s Form 20-F for Fiscal Year Ended December 31, 2020 (the “Form 20-F”).

The Company has keyed its responses in this letter to the headings and numbered comments used in the Staff’s comment letter and has marked the responses with the letter “R” beside the comment number. The comments are set forth in bold-face type. Terms used but not defined herein have the meanings ascribed to them in the Form 20-F.

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Item 5. Operating and Financial Review

E. Results of Operations

Year Ended 31 December 2020 Compared to the Year Ended 31 December 2019, page 85

1.

We note that you refer to “profit from operations” as EBIT on page 85 and that the amount excludes not only finance cost, finance income, and income tax expense, but also your share of result of associates and joint ventures. Since EBIT, by definition, represents earnings before interest and taxes, please refrain from referencing an amount calculated in accordance with IFRS and presented on the face of your income statement with a non-IFRS title.

R: The Company notes the Staff’s comment, and, in Form 20-F annual reports and other filings with the SEC after the date hereof (“Future Filings”), the Company will no longer refer to “profit from operations” (as calculated in accordance with IFRS) as “EBIT” and will remove all references to EBIT from its filings.

EBITDA, as defined, page 97

2.	We note that your “EBITDA, as defined” measure includes adjustments for your share of result of associates and joint ventures and impairment charges, including,

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“exceptional impairment” charges. Please note that EBITDA, by definition, should only reflect adjustments for interest, taxes, depreciation and amortization. Either remove the other adjustments from your calculation of EBITDA or revise the title of your non-IFRS measure to distinguish it from EBITDA. Refer to Question 103.01 of the SEC’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measure for further guidance

R: The Company notes the Staff’s comment, and, in Future Filings, the Company will revise the title of its “EBITDA, as defined” measure to “Normalized EBITDA”, in order to further distinguish such non-IFRS measure from “EBITDA”, consistent with the guidance provided in Question 103.01 of the SEC’s Compliance and Disclosure interpretations on Non-GAAP Financial Measures. “Normalized EBITDA” will continue to be presented as a performance measure and reconciled to Profit attributable to equity holders of AB InBev, and will be adjusted for the Company’s share of result of associates and joint ventures and such other exceptional or non-underlying charges as the Company considers appropriate, which will clearly be identified.

Profit Attributable to Our Equity Holders, page 100

3.	We have reviewed your disclosures under this heading and your earnings per share disclosures beginning on page F-49 and have the following comments:

●

On pages 100, F-49 and F-50 you present profit before exceptional items and discontinued operations attributable to your equity holders. We also note your page F-50 disclosure of profit before exceptional items, discontinued operations, mark-to-market gains/losses and hyperinflation impacts attributable to your equity holders. As these line items appear to be non-IFRS measures, please revise future filings to identify them as such and provide all disclosures required by Item 10(e) of Regulation S-K. If you believe our understanding is not correct, please advise.

R: The Company has reviewed its prior disclosures regarding Profit before exceptional items and discontinued operations attributable to its equity holders, and Profit before exceptional items, discontinued operations, mark-to-market gains/losses and hyperinflation impacts attributable to its equity holders, and agrees with the Staff’s understanding that such line items represent non-IFRS measures. Going forwards, to the extent that such line items continue to be presented separately in Future Filings, the Company will enhance its disclosures by expressly identifying such line items as non-IFRS measures and providing all disclosures required by Item 10(e) of Regulation S-K (including a discussion of the reasons why management believes the presentation of such measures provides useful information to investors regarding the Company’s financial condition and results of operations).

●	In regards to your non-IFRS quantitative reconciliations on pages 101 and F-50, ensure in future filings that your reconciliations begin with the IFRS measure and end with the non-IFRS measure.

R: The Company notes the Staff’s comment, and, in Future Filings, the non-IFRS quantitative reconciliations referenced above will be revised to begin with the relevant IFRS measure and end with the non-IFRS measure.

●

We note multiple per-share subtotals in your tables on pages 100 and F-50, including profit from continuing operations excluding exceptional items and hyperinflation, profit from continuing operations excluding exceptional items, earnings per share excluding exceptional items and discontinued operations, and diluted EPS from continuing operations before exceptional items. Explain to us whether each of these subtotals represent an IFRS or non-IFRS measure

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and clarify how you arrived at your determination, including how you considered and complied with paragraph 73 of IAS 33. For all non-IFRS measures per share, ensure you provide all disclosures required by Item 10(e) of Regulation S-K.

R: The Company has reviewed its presentation of the earnings per share subtotals referenced above, and respectfully advises the Staff that the subtotals included in the table on page 100 (e.g. earnings per share excluding exceptional items and discontinued operations) are presented for the purposes of reconciling Underlying EPS with basic earnings per share. Underlying EPS is expressly identified by the Company as a non-IFRS measure and for which all disclosures required by Item 10(e) of Regulation S-K are provided. To the extent that such per-share measures continue to be separately presented in Future Filings, the Company will enhance its disclosures by expressly identifying measures as non-IFRS measures and providing all disclosures required by Item 10(e) of Regulation S-K (including a discussion of the reasons why management believes the presentation of such measures provides useful information to investors regarding the Company’s financial condition and results of operations). After review of note 23 (Changes in equity and earnings per share) to its consolidated financial statements contained in the Form 20-F, the Company believes the presentation therein is compliant with paragraph 73 of IAS 33. In Future Filings, the Company will amend the disclosure in the MD&A to include the weighted average number of shares used in the calculations and to refer to such disclosures in the financial statement notes where appropriate.

Notes to Consolidated Financial Statements

5. Segment reporting, page F-26

4.

We note that you present several segment measures of profit or loss, including normalized EBITDA, normalized EBITDA margin, normalized profit from operations (EBIT) and profit from operations (EBIT). Please tell us how your presentation of more than one measure of segment profit or loss complies with the guidance in paragraph 26 of IFRS 8.

R: The Company respectfully refers the Staff to paragraph 26 of IFRS 8, which provides that “[i]f the chief operating decision maker uses more than one measure of an operating segment’s profit or loss, the segment’s assets or the segment’s liabilities, the reported measures shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the entity’s financial statements.” The Company respectfully submits that its presentation of several measures of segment profit or loss complies with the above guidance, as the Company’s chief operating decision maker uses more than one measure of an operating segment’s profit or loss in assessing segment performance and deciding how to allocate resources, and the measures reported by the Company (normalized EBITDA, normalized EBITDA margin, normalized profit from operations and profit from operations) are the measures management believes are those determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the Company’s financial statements.

22. Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations, page F-45

5.	Pursuant to paragraph 68 of IAS 33, please disclose basic and diluted amounts per share for discontinued operations either in the statement of comprehensive income or footnotes.

R: Going forwards, the Company will disclose basic and diluted amounts per share for discontinued operations in the relevant footnote to its financial statements.

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31. Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other Zenzele Schemes in South Africa, page F-76

6.

We note that you maintain the SAB Zenzele share-scheme, a broad-based black economic empowerment (“B-BBEE”) scheme, and that you made a commitment to create a new BBBEE scheme upon maturity of the Zenzele scheme in 2020. Citing authoritative IFRS guidance, please tell us how you account for your B-BBEE schemes. In particular, explain if and how you record expense related to these schemes and how you account for settlements. If applicable, quantify for us the related expense recorded within the historical periods presented.

R: AB InBev combined with the former parent entity of the SABMiller group (“SAB”) on 10 October 2016. Prior to the combination, AB InBev did not have a B-BBEE or similar scheme. The first B-BBEE scheme was commenced in June 2010 by SAB and included the allocation of participation rights to employees and local retailers. In June 2010, a total of 46.2 million new shares in SAB were issued. Consequently, the scheme was classified by SAB as an equity-settled share-based payment transaction. The goods or services received were measured by reference to the fair value of the equity instruments granted, in accordance with paragraph 10 of IFRS 2. The fair value of those equity instruments was measured at grant date, using various binomial model calculations and Monte Carlo simulations.

●	Regarding retailers, the related expense was recognized in full at grant date.
●

Regarding employees, the related expense was recognized on a straight-line basis over the 4-year vesting period, after estimating the awards that will eventually vest [IFRS 2.20]. A corresponding adjustment was made in equity. The estimate of the level of vesting was reviewed at least annually.

These costs have been reported in the operating expenses under exceptional items in SAB’s historic financial statements. A breakdown of the costs per year is shown below:

Year	Amount (m US Dollars)	Explanation

2010	11	Establishment of the scheme

2011	149	IFRS 2 cost retailers and employees

2012	29	IFRS 2 cost employees

2013	17	IFRS 2 cost employees

2014	33	IFRS 2 cost employees

2015	-

2016	-

Following the combination with SAB in 2016, AB InBev decided to maintain the SAB Zenzele scheme, which was amended at the time of the combination with SAB and matured on 31 March 2020.

In 2020, most of the obligations to the SAB Zenzele scheme have been settled by AB InBev. In total, 10.8 million AB InBev shares with a total value of ZAR 8.6 billion (USD 491 million) were used in 2020 to settle the obligations to the participants of the SAB Zenzele scheme. The equity settled shared based payment was reported through equity. An additional cost of USD 54 million was recognized in profit and loss, for a portion of the grant that was amended to a cash settled grant immediately prior to settlement.

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On 28 May 2021, upon maturity of the SAB Zenzele scheme, the Company implemented a new scheme through the listing of a special purpose company called SAB Zenzele Kabili Holdings Limited (“Zenzele Kabili”), on the Johannesburg Stock Exchange. At the same date, the Company settled the remaining obligations from the SAB Zenzele scheme to SAB retailers. The settlement of the balance of the SAB retailers entitlement and the set-up of the new B-BBEE scheme required ZAR 5.8 billion (USD 0.4 billion). 5.1 million AB InBev Treasury shares were used in the transaction. The new Zenzele scheme arrangement is considered as an equity settled share based payment under IFRS 2. The IFRS 2 cost of USD 73 million related to the grant of Zenzele Kabili shares to qualifying SAB retailers and employees participating to the Zenzele Kabili scheme was reported in exceptional items for the six months ended June 30, 2021.

33. Non-controlling interests, page F-81

7.

Your disclosure in footnote 1 on page F-81 indicates that you restated 2019 comparative data to reclassify Brazilian tax credits from revenue to other operating income in accordance with IAS 8. Please reconcile this with your statements on pages 72 and 78 that you did not revise prior periods for the new accounting policy related to these tax credits based on your materiality assessment of such credits in 2019 and 2018. Within your response, quantify the related amounts classified within revenues and/or other line items in 2019 and 2018.

R: Both AB InBev’ and Ambev (AB InBev’s subsidiary and a Brazilian company listed on the New York Stock Exchange and on the São Paulo Stock Exchange), recognized USD 481 million income in Other operating income and USD 315 million of interest income in Finance income for the year ended 31 December 2020. As stated in footnote 1 on page F-81, Ambev reclassified the 2019 Brazilian tax credits reported in revenue in Ambev’s own financial statements for the year ended 31 December 2019, to other operating income (USD 151 million) and, consequently, restated the 2019 comparatives in its financial statements for the year ended 31 December 2020, as required by IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The 2019 Brazilian tax credits represent only 0.3% of AB InBev’s 2019 revenue and AB InBev does not otherwise consider them to be material. Consequently, AB InBev did not restate the 2019 comparatives in its consolidated financial statements for the year ended 31 December 2020, as stated on pages 72 and 78.

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Please contact John Horsfield-Bradbury at +44 20 7959 8491 with any questions you may have.

Yours sincerely,

/s/ Fernando Tennenbaum

Fernando Tennenbaum

cc:	John Blood
Ann Randon
(Anheuser-Busch InBev SA/NV)

John Horsfield-Bradbury
(Sullivan & Cromwell LLP)

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